April 9, 2025

VIA EDGAR CORRESPONDENCE

Aaron Brodsky
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust
File Nos. 333-273052; 811-23887

Dear Mr. Brodsky:

This letter responds to your additional comments, provided by telephone, regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 24, 2025 (the “Registration Statement”) and the subsequent revised Registration Statement sent on March 27, 2025. The Registration Statement relates to the Roundhill Magnificent Seven Covered Call ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The Staff notes Response to Comment 11 in the Registrant’s prior correspondence dated March 27, 2025 (the “Prior Correspondence”) which asserted that the Fund intends to utilize the Solactive GBS Global Markets All Cap USD Index TR as the broad-based securities market index used as a performance benchmark. Please supplementally explain how this is a compliant broad-based securities market index.

Response to Comment 1

The Solactive GBS Global Markets All Cap USD Index TR is an index that seeks to track the performance of approximately 100% of the free-float market capitalization of equity securities in global markets. This benchmark gives investors the opportunity to compare the returns of the Fund against the returns of the global equity securities market. The companies comprising the Magnificent Seven are Alphabet, Amazon, Apple, Meta, Microsoft, NVIDIA and Tesla. Each company is a multinational corporation with vast operations around the globe. The Registrant has therefore determined that the Solactive GBS Global Markets All Cap USD Index TR qualifies as an appropriate broad-based securities market index.

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Comment 2 – Statement of Additional Information

The Staff notes Response to Comment 13 in the Prior Comment Letter. Please add disclosure to clarify that the Fund will consider the investments of the MAGS ETF when determining the Fund’s compliance with its concentration policy.

Response to Comment 2

Pursuant to the Staff’s comment, the following disclosure has been added to the Statement of Additional Information:

For purposes of applying restriction (7) above, the Fund will consider the underlying investments of any investment companies in which the Fund invests.

Comment 3 –Fee Table

The Staff notes the following disclosure set forth below in footnote (3) of the fee table:

Pursuant to a contractual agreement, the Fund’s investment adviser has agreed to waive its management fee and reimburse certain expenses to prevent the sum of the Fund’s management fee and acquired fund fees and expenses from exceeding 0.99% until April 30, 2028. In order to reimburse the Fund for the required amount of acquired fund fees, the acquired fund fees will initially be based on an estimate of such fees for the first fiscal year. After the completion of the first fiscal year, the acquired fund fees will be based on the amounts incurred in the prior fiscal year. This agreement may be terminated by the Board of Trustees of the Trust at any time, upon 60 days’ prior written notice, or by the Fund’s investment adviser, only after April 30, 2028.

Please revise the footnote to make it unambiguous that only the Board of Trustees can terminate the fee waiver and expense reimbursement agreement before its expiration.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

Pursuant to a contractual agreement, the Fund’s investment adviser has agreed to waive its management fee and reimburse certain expenses to prevent the sum of the Fund’s management fee and acquired fund fees and expenses from exceeding 0.99% until April 30, 2028. In order to reimburse the Fund for the required amount of acquired fund fees, the acquired fund fees will initially be based on an estimate of such fees for the first fiscal year. After the completion of the first fiscal year, the acquired fund fees will be based on the amounts incurred in the prior fiscal year. This agreement may be terminated by the Board of Trustees of the Trust at any time~~,~~ upon 60 days’ prior written notice~~, or by the Fund’s investment adviser, only after April 30, 2028~~.

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Comment 4 – Additional Information about the Fund’s Principal Investment Strategies

The Staff notes the following disclosure set forth below in the section entitled “Additional Information about the Fund’s Principal Investment Strategies.”

The Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in instruments that provide exposure to the “Magnificent Seven.” Such instruments include shares of the MAGS ETF and derivative instruments that utilize the MAGS ETF as the reference asset, such as MAGS ETF Call Options. For purposes of compliance with this investment policy, derivative contracts will be valued at their notional value.

In connection with this language, please disclose any other such derivatives that will be a part of the Fund’s principal investment strategy. Please also disclose the purpose that any such derivatives are intended to serve in the portfolio, any attendant risks and whether such derivatives would be in furtherance of the Fund’s covered call strategy or would serve a different purpose.

Response to Comment 4

The Registrant has no current intention of utilizing other derivatives contracts other than the options contracts disclosed in the Registrant Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:       Richard Coyle, Esq., Chapman and Cutler LLP

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